United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale Base Metals enters into an agreement to form a four-party consortium for Thompson Nickel Belt

Rio de Janeiro, February 19th, 2026 – Vale S.A. (“Vale” or the “Company”) announces that its subsidiary Vale Base Metals (“VBM”) has signed an agreement with Exiro Minerals Corporation ("Exiro"), Orion Resources Partners LP ("Orion"), and Canada Growth Fund Inc. ("CGF") to create a new consortium of owners for the Thompson Nickel Belt in Manitoba.

The transaction is part of the strategic review of Thompson, aimed at strengthening the competitiveness of VBM’s global mining portfolio, and positioning the operations for long-term value creation.

Under the agreement, the companies will form a new company in which Exiro, Orion and CGF will own 81.1%, while VBM will retain an 18.9% minority stake. The consortium partners have also committed to investing up to US$ 200 million to secure the future of nickel mining in Thompson, Manitoba.

In addition, VBM has signed an offtake agreement for the nickel concentrate produced at the Thompson Mill to maintain its strategic position as Canada’s leading nickel producer.

The transaction is expected to close by the end of 2026, subject to customary regulatory and government authorization.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 19, 2026		Director of Investor Relations